Via Facsimile and U.S. Mail
Mail Stop 4720

April 26, 2010

Mr. Joachim Fleing
Chief Financial Officer
Sangui Biotech International Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Re: Sangui Biotech International Inc.
**   Form 10-KSB for the Year Ended June 30, 2008**
**   Form 10-Q for the Quarterly Period ended September 30, 2008**
**   File No. 0-29233**

Dear Mr. Fleing:

         We issued comments to you on the above captioned filings on October 23, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

         If you do not respond to the outstanding comments or contact us by May 10, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

         You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant